Exhibit (a)(14)

                     [Form of Email dated January 20, 2004]

[To All Employees Worldwide]

Last Friday we completed the presentations and webinars explaining the 6 plus 1 stock option re-pricing program. I would like to thank you all for the time you have taken out of your busy schedules to attend these sessions. All the presenters received valuable feedback and I hope that we adequately answered your questions. There were a couple of common questions over and above the published FAQ's and these have been appended to the initial document. I have attached this for your ease of reference.

With less than a week to go until the offer expires, if you have any further questions, please do not hesitate to contact us at 6plus1@mitel.com. Also please note that the Six Plus One slide presentation used at the briefing session has now been posted on local Intranet sites should you wish to review it again.

Thanks again for attending,

Regards

Don